Exhibit 3.19

CERTIFICATE OF FORMATION

OF

UNISTRUT INTERNATIONAL HOLDINGS, LLC

The undersigned, acting as an authorized person under the Delaware Limited Liability Company Act of the limited liability company hereinafter named, hereby makes, acknowledges and files the following Certificate of Formation:

1. The name of the limited liability company is Unistrut International Holdings, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 22nd day of November, 2006.

/s/ Eytan J. Fisch
Eytan J. Fisch
Authorized Person